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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___________)*

Monterey Gourmet Foods

(Name of Issuer)

Common Stock

(Title of Class of Securities)

612570101

(CUSIP Number)

August 31, 2005

(Date of Event Which Requires Filing of this Statement)

Elizabeth D. Giorgis

Gruber and McBaine Capital Management

50 Osgood Place, Penthouse

San Francisco, CA 94133

(415) 782-2610

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or

240.13d-1(g), check the following box. [ ]

CUSIP No. 612570101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gruber and McBaine Capital Management, LLC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	X
(b)

3.	SEC Use Only ............................................................................................................................................
4.	Source of Funds (See Instructions) ....................................................................WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6.	Citizenship or Place of Organization
California

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,307,605

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,307,605

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,307,605

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).................................

13.	Percent of Class Represented by Amount in Row (11) 16%

14.	Type of Reporting Person (See Instructions) IA & OO

CUSIP No. 612570101

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jon D. Gruber

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	X
(b)

3.	SEC Use Only ............................................................................................................................................
4.	Source of Funds (See Instructions) ....................................................................WC, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................
6.	Citizenship or Place of Organization
California

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 298,820

	8.	Shared Voting Power 2,307,605

	9.	Sole Dispositive Power 298,820

	10.	Shared Dispositive Power 2,307,605

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,606,425

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).................................

13.	Percent of Class Represented by Amount in Row (11) 18%

14.	Type of Reporting Person (See Instructions) IN
CUSIP No. 612570101

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). J. Patterson McBaine

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	X
(b)

3.	SEC Use Only ............................................................................................................................................
4.	Source of Funds (See Instructions) ....................................................................WC, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................
6.	Citizenship or Place of Organization
California

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 325,200

	8.	Shared Voting Power 2,307,605

	9.	Sole Dispositive Power 325,200

	10.	Shared Dispositive Power 2,307,605

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,632,805

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).................................

13.	Percent of Class Represented by Amount in Row (11) 18%

14.	Type of Reporting Person (See Instructions) IN
CUSIP No. 612570101
	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Eric B. Swergold

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	X
(b)

3.	SEC Use Only ............................................................................................................................................
4.	Source of Funds (See Instructions) ....................................................................WC, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................
6.	Citizenship or Place of Organization
California

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,307,605

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,307,605

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,307,605

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).................................

13.	Percent of Class Represented by Amount in Row (11) 16%

14.	Type of Reporting Person (See Instructions) IN
CUSIP No. 612570101

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lagunitas Partners

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	X
(b)

3.	SEC Use Only ............................................................................................................................................
4.	Source of Funds (See Instructions) ....................................................................WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................
6.	Citizenship or Place of Organization
California

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,124,085

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,124,085

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,124,085

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).................................

13.	Percent of Class Represented by Amount in Row (11) 7.8%

14.	Type of Reporting Person (See Instructions) IA & OO
Item 1. SECURITY AND ISSUER

This statement relates to shares of Common Stock (the "Stock") of Monterey Gourmet Foods (PSTA). The principal executive office of Monterey Gourmet Foods is located at 1528 Moffet St., Ste 500, Salinas, CA 93905.

Item 2. IDENTITY AND BACKGROUND
a.

This form is filed by Gruber & McBaine Capital Management, LLC (GMCM), a limited liability company that is an investment adviser for client accounts and a general partner of investment limited partnerships; Jon D. Gruber (Gruber) and J. Patterson McBaine (McBaine), who are managers, members and portfolio mangers of GMCM; and Eric B Swergold (Swergold), who is a member and portfolio manager of GMCM. Lagunitas Partners, L.P., a California limited partnership (Lag).

b.	The business address of GMCM, Gruber, McBaine, Swergold and Lag is 50 Osgood Place, Penthouse, San Francisco, CA 94133
c.

GMCM is an investment adviser for client accounts and a general partner of investment partnerships, and by Gruber and McBaine as managers, members and portfolio managers of GMCM, and by Swergold as a member and portfolio manager of GMCM. Lag is an investment limited partnership. GMCM is the general partner of Lag.

d.	During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
e.

During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	All such persons are citizens of the United States of America.
Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
The source and amount of funds used in purchasing the Stock were as follows:
Purchaser Source of Funds Amount
GMCM Capital Under Management $ 58,947
Gruber Personal Funds $ 5,004 McBaine Personal Funds $ 5,004
Item 4. PURPOSE OF TRANSACTION

None of the Filers has any present plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of advisory clients of GMCM for the purpose of investment. Other than as described herein, none of the Filers has any present plans or proposals which relate to, or would result in, any of the transactions or events described in Item 4 of Schedule 13D.

GMCM may decide to purchase at any time or times on behalf of its advisory clients additional shares of Stock or other securities of the Issuer.  GMCM may at any time or times cause its advisory clients to dispose of any or all securities of the Issuer in any lawful manner. Advisory clients of GMCM reserve all of their rights as stockholders of the Issuer and may exercise those rights in any manner that they or GMCM consider to be in the interests of such clients.

Item 5. INTEREST IN SECURITIES OF THE ISSUER The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof: 8/31/05
Aggregate Beneficially Owned	Voting Power	Dispositive Power
Name Number Percent
Sole Shared

Sole Shared

GMCM 2,307,605 16%	0 2,307,605	0 2,307,605
Gruber 2,606,425 18%	298,820 2,307,605	298,820 2,307,605
McBaine 2,632,805 18%	325,200 2,307,605	325,200 2,307,605
Swergold 2,307,605 16%	0 2,307,605	0 2,307,605
Lag 1,124,085 7.8%	0 1,124,085	0 1,124,085

Name Purchase Date Number of SharePrice per share

GMCM by 7/28/2005 1000 3.41

GMCM by 7/28/2005 2500 3.41

GMCM by 7/28/2005 500 3.41

GMCM by 7/28/2005 500 3.41

GMCM by 7/28/2005 1000 3.41

GMCM by 7/28/2005 1000 3.41

Gruber by 7/28/2005 1000 3.41

Gruber by 7/28/2005 1000 3.41

Lagunitas Partne by 7/28/2005 9500 3.41

McBaine by 7/28/2005 2000 3.41

GMCM by 7/29/2005 1000 3.58

GMCM by 7/29/2005 2500 3.58

GMCM by 7/29/2005 500 3.58

GMCM by 7/29/2005 500 3.58

GMCM by 7/29/2005 2000 3.58

Gruber by 7/29/2005 500 3.58

Gruber by 7/29/2005 500 3.58

Gruber by 7/29/2005 1000 3.58

Lagunitas Partne by 7/29/2005 9500 3.58

McBaine by 7/29/2005 1000 3.58

McBaine by 7/29/2005 1000 3.58

GMCM by 8/30/2005 1400 3.95

Gruber by 8/30/2005 150 3.95

McBaine by 8/30/2005 150 3.95

GMCM by 8/31/2005 500 4.01

GMCM by 8/31/2005 1500 4.01

GMCM by 8/31/2005 5500 4.01

GMCM by 8/31/2005 200 4.01

GMCM by 8/31/2005 500 4.01

GMCM by 8/31/2005 500 4.01

GMCM by 8/31/2005 500 4.01

Gruber by 8/31/2005 600 4.01

Gruber by 8/31/2005 500 4.01

Lagunitas Partne by 8/31/2005 5500 4.01

McBaine by 8/31/2005 400 4.01

McBaine by 8/31/2005 350 4.01

McBaine by 8/31/2005 350 4.01

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

GMCM is the general partner of Lag pursuant to limited partnership agreements. These agreements provide to the general partner the authority, among other things, to invest the funds of Lag in the Stock, to vote and dispose of those securities and to file this statement on behalf of and Lag. Also pursuant to those limited partnership agreements, GMCM is entitled to fees based on assets under management and realized and unrealized gains, if certain conditions are met. Pursuant to investment management agreements, GMCM is authorized, among other things, to invest funds of its various investment advisory clients, and to vote and dispose of those securities. Such investment management agreements may be terminated by either party on thirty days notice, and provide for fees payable to GMCM based on assets under management and realized and unrealized gains, if certain conditions are met. Pursuant to authority granted to GMCM orally and under a Power of Attorney, GMCM is authorized, among other things, to invest funds of various relatives and affiliates of Gruber and McBaine. Such authority may be terminated at any time on notice and there are no fees payable to GMCM for those services.

Item 7. MATERIALS TO BE FILED AS EXHIBITS A. Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G (previously filed).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2005 Gruber & McBaine Capital Management, LLC By: /s/ J. Patterson McBaine Title: Manager

/s/ Jon D. Gruber

Jon D. Gruber

/s/ J. Patterson McBaine

J. Patterson McBaine

/s/ Eric B. Swergold

Eric B. Swergold

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)